[Forbes Letterhead]

January 24, 2011

VIA FACSIMILE, FED EX, AND EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

RE:	Forbes Energy Services Ltd.
Registration Statement on Form S-4
Filed November 19, 2010
File No. 333-170741
Form 10-K for Fiscal Year Ended December 31, 2009, as amended
Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 12, 2010
File No. 333-150853-04

Dear Mr. Schwall:

In response to your letter dated December 17, 2010, we have prepared the following responses to your comments based on your consideration of (i) the Registration Statement on Form S-4 (the “Registration Statement”), (ii) the Report on Form 10-K for the fiscal year ended December 31, 2009, and (iii) the Report on Form 10-Q for the fiscal quarter ended September 30, 2010 of Forbes Energy Services Ltd. (the “Company”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Comments and Responses:

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

In accordance with this comment, where we have determined to amend specific sections of our filings, we have made consistent changes to other relevant sections of such filings, as necessary.

Mr. H. Roger Schwall

January 24, 2011

2.	If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

In accordance with this comment, our answers below are responsive to each issue raised by the respective comments, including page numbers to the marked version of the amendment.

3.	Please confirm that you will revise your Exchange Act reports to comply with the below comments, as necessary.

As mentioned below in our response to comments 51 and 52, we have amended our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 in accordance with such comments.

Registration Statement on Form S-4

General

4.	Please define all defined terms the first time such terms are used. For example, and without limitation, we note that the term “Bermuda Reorganization” is defined on page 30, though such term is used numerous times before page 30.

In accordance with comment, we have revised the Registration Statement so that defined terms are defined when first used in the document. See, for example, that the Registration Statement has been revised so that the term “Bermuda Reorganization” is now defined on page 8, the term “EPA” is now defined on page 15, and the term “Securities Act” is now defined on page 24.

5.	Please provide updated disclosure with each amendment. For example, and without limitation, we note your disclosure at page 6 relating to the number of shares outstanding in October 2010.

In accordance with this comment, we have revised the Registration Statement so that our disclosure is current as amended. For example, page 6 of the Registration Statement has been amended to list the number of shares outstanding as of January 12, 2011, which is 83,673,700.

6.	Where you make reference in your filing by section heading to other sections in your filing, please provide the relevant page numbers. For example, and without limitation, please provide the relevant page number at page 10 with respect to your reference to the section “Description of Capital Stock….”

In accordance with this comment, we have revised the Registration Statement so that the internal cross-references to section headings include page numbers. The Registration Statement has been amended to list page numbers for the internal cross-references throughout the document, including cross-references on pages 24, 42, 53, 55, 83, 84, 85, 87, 95 and 98.

Mr. H. Roger Schwall

January 24, 2011

7.	We note that this registration statement was filed by Forbes Bermuda. Please tell us what legal entity (Forbes Bermuda or Forbes Texas or both) will be the issuer of the securities covered by your registration statement. In this regard, please address (i) why Forbes Bermuda filed the registration statement and (ii) why Forbes Texas does not need to be identified as an issuer of the securities covered by your registration statement. In your response, please cite all authority on which you rely. We may have further comments.

As stated on the front cover of the prospectus, Forbes Bermuda and Forbes Texas are terms used for convenience in distinguishing between Forbes Energy Services Ltd. before and after its conversion to a Texas corporation. Forbes Bermuda and Forbes Texas are not separate legal entities, rather, as set forth in Section 10.106 of the Texas Business Corporation Code (which is summarized on page 23 of the Registration Statement), Forbes Bermuda continues to exist without interruption as a Texas corporation rather than a Bermuda exempt company as a result of the conversion described in the Registration Statement. As the conversion will not occur until after the Registration Statement is declared effective, the Registration Statement and any amendments thereto will be filed while Forbes Energy Services Ltd. is still incorporated in Bermuda. We have amended the cover page to the Registration Statement by adding an asterisk to the jurisdiction of incorporation of Forbes Energy Services Ltd. to indicate that the registrant intends to change its jurisdiction of incorporation by converting to a Texas corporation and discontinuing from Bermuda prior to issuance of the securities covered by the Registration Statement.

8.	We note you and your previous auditors have identified C.C. Forbes, LLC (CCF), TX Energy Services, LLC (TES) and Superior Tubing Testers, LLC (STT) as the Predecessor entities, which have been combined in your financial statement presentation for fiscal year 2007. We note your financial statements and footnotes identify these periods as predecessor statements and amounts. However, in other areas of your filing, such as Management’s Discussion and Analysis and Selected Financial and Operating Information, these periods have not been clearly identified and labeled as “Predecessor.” We would expect clear demarcation of all periods related to these Predecessor entities, including a vertical line separating the predecessor statement amounts from successor statements amounts in all financial tables presented throughout your filing. Please review the disclosure throughout your filing to ensure these periods are clearly identified for the reader.

In accordance with this comment, we have amended the section “About This Prospectus” to clarify that we have identified financial data used in the prospectus regarding predecessor entities presented on a combined basis with the term “Predecessor – Combined.” This amendment also explains that financial data regarding periods after January 1, 2008 are of successor entities to such predecessors, presented on a consolidated basis, whether identified as such or not. Further, we have amended the tabular information presented on pages 8, 9, 26 and 27 (including the addition of vertical lines between predecessor and successor data), the Results of Operations section on pages 36-38 and the Transactions with Related Persons section on pages 77-80 to clearly demarcate between these two types of financial data.

Mr. H. Roger Schwall

January 24, 2011

9.	We note your disclosure on page 24 that “the issuance of shares of preferred stock of Forbes Texas in exchange for preference shares of Forbes Bermuda in connection with the Conversion is not being registered hereunder” in reliance on Section 3(a)(9) of the Securities Act. Please provide the basis for relying on Section 3(a)(9) in respect of your preferred shares, or otherwise tell us why you are not required to register the issuance of such shares in connection with the conversion. In addition, please reconcile your statement that you are relying on Section 3(a)(9) in respect of your preferred stock with your statement at page 99 that upon the effectiveness of the conversion, your preferred stock will have been registered.

Under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), any security exchanged by the issuer thereof with its existing security holder, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is considered exempted from the registration requirements of the Securities Act. The exchange of the preference shares of Forbes Bermuda for the preferred stock of Forbes Texas meets the criteria of Section 3(a)(9) of the Securities Act as it is an exchange between an issuer and its security holders, where no commission or other remuneration is paid for soliciting such exchange. As the Company is not seeking to register the exchange of its preferred stock, the statement on page 99 of the Registration Statement has been revised to remove any reference to the registration of preferred stock.

Calculation of Registration Fee

10.	We note that it appears from your fee table that you are only registering the offer and sale of shares of common stock that will be outstanding after the share consolidation, and shares underlying your Series B Senior Convertible Preferred Stock. It appears that you should also register the offer and sale of the preferred stock purchase rights attached to your common stock. We also note your disclosure at page 7 that outstanding options and other rights to acquire shares of Forbes Bermuda will automatically convert into options or rights to acquire the corresponding shares of Forbes Texas. Please tell us why the securities underlying such options or rights are not included in your fee table. In addition, please ensure that your legality opinion reflects any changes to your registration statement that you make in connection with this comment.

In accordance with this comment, the calculation of registration fee table on the inside cover of the Registration Statement has been amended to include the Series A Junior Participating Preferred Stock purchase rights on a separate line, rather than just describing such rights in a footnote to the Common Stock listed. Nevertheless, as these purchase rights are not evidenced or traded separately from our Common Stock, prior to the occurrence of certain events, any value attributable to such rights, is reflected in the market price of the Common Stock. Therefore, this amendment does not impact the calculation of the registration fee.

Mr. H. Roger Schwall

January 24, 2011

The Company has not included the shares issuable upon the exercise of the options outstanding under the Company’s Incentive Compensation Plan in the calculation of the registration fee as the Company plans on filing a separate registration on Form S-8 with regard to such shares.

Further, the legality opinion attached to the Registration Statement as Exhibit 5.1 and the description of such legality opinion on page 99 has been amended to include an opinion regarding the validity of the Series A Junior Participating Preferred Stock purchase rights to be issued upon the consummation of the Texas conversion.

Prospectus Cover Page

11.	We note that in connection with the conversion, you will be effecting a share consolidation whereby each ten common shares of Forbes Bermuda outstanding immediately prior to the consolidation will be consolidated into one common share. Please expand your disclosure in this section to briefly describe the share consolidation.

In accordance with this comment, the disclosure on the prospectus cover page has been expanded to include a discussion of the share consolidation.

About This Prospectus, page i

12.	We note your reference at page i to “the accompanying letter of transmittal.” Please provide us with a copy of such letter, and tell us why you have not filed it as an exhibit to your filing.

We have added a form letter of transmittal as Exhibit 99.1 to the Registration Statement. We have also amended the descriptions of exhibits on pages II-2 and II-5 to include Exhibit 99.1.

Forward-Looking Statements, page ii

13.	Please eliminate the word “will” from your list of forward-looking statements and in the first paragraph on page 28.

In accordance with this comment, the discussion of forward-looking statements on page ii and the lead-in paragraph on page 28 have been revised to delete the word “will” from the list of words that generally identify forward-looking statements.

14.	We note your reference at page ii to “conflicts of interest between the principal equity investors and the noteholders.” Please briefly describe the nature of such conflicts and how they present risks or uncertainties.

The factor described on page ii as “conflicts of interest between the principal equity investors and noteholders” has been revised to read “conflicts of interest between the principal equity investors and other shareholders.” The nature of these conflicts and how they present risks or uncertainties is discussed in the risk factor “Our principal equity investors control important decisions affecting our governance and our operations, and their interests may differ from those of the other shareholders” on page 18 of the Registration Statement.

Mr. H. Roger Schwall

January 24, 2011

Summary, page 1

General

15.	We note your disclosure at page F-9 under note 1 to your financial statements that “additional funding approximately of $15 million will be required during 2010 in order to meet your working capital requirements.” We also note your disclosure relating to your May 2010 preferred stock offering with net proceeds of $14.3 million and your related risk factor disclosure at page 11 under “We may be adversely effected…” that you may require additional capital in the future. We further note your disclosure at page 38 under “Liquidity and Capital Resources” relating to certain restrictive covenants that may hamper your ability to access the capital markets or sell assets. Please revise your disclosure to indicate approximately your working capital requirements for the next twelve months and how you intend to obtain capital to satisfy them to the extent necessary.

In accordance with this comment, the discussion of liquidity and capital resources on page 38 of the Registration Statement has been amended to discuss in greater depth how the proceeds of the preferred stock offering met the working capital requirements discussed in Note 1 to our Annual Report on Form 10-K for the year ended December 31, 2009 and how the Company projects that cash flows generated from operations will be sufficient to meet working capital requirements over the next twelve months.

Our Competitive Strengths, page 2

16.	We note your statement that you “believe most of the active U.S. well servicing rig fleet was built prior to 1982.” Please revise your disclosure to provide the source for such belief.

The Company has decided to remove this specific statement from pages 2 and 50 of the Registration Statement.

Our Strategy, page 3

17.	We note your statement at page 4 that in 2009 you expanded into “only two new locations while closing one location.” Please revise your disclosure to identify each location.

In accordance with this comment, the discussion regarding locations opened and closed in 2009 on page 4 of the Registration Statement has been revised to identify the referenced locations.

Mr. H. Roger Schwall

January 24, 2011

Summary of the Conversion, page 6

18.	We note your disclosure at page 6 that you are effecting the consolidation “in order to be eligible for listing” on NASDAQ. Please expand this disclosure to provide the basis for this statement. In this regard, we note your disclosure in the first paragraph on page 24.

In accordance with this comment, the discussions regarding the purpose of the proposed share consolidation on pages 6 and 24 of the Registration Statement have been expanded to include a discussion of the specific minimum bid price requirements of the NASDAQ Stock Market (“NASDAQ”). Further, the risk factor entitled “There can be no assurance that the market price per share of the Common Shares after the Share Consolidation will increase in proportion to the reduction in the number of Common Shares outstanding” on page 10 has been revised to include information on the minimum NASDAQ bid price requirement.

19.	Please provide a brief description in this section of the material differences between the governing corporate law and organizational documents for Forbes Bermuda and Forbes Texas as they relate to the rights of your shareholders.

In accordance with this comment, page 7 of the Registration Statement has been amended to provide a brief summary of certain differences between the governing corporate law and organizational document for Forbes Bermuda and Forbes Texas as they relate to the rights of our shareholders.

20.	We note your disclosure under “—Share Consolidation” relating to the number of your authorized shares and authorized share capital. It is not clear to us why the consolidation will reduce the number of authorized shares or how the authorized share capital will remain the same. Please revise your disclosure to more clearly describe the relevant mechanics. In this regard, we note your related disclosure at page 83.

Under Bermuda law and our current bye-laws, a share consolidation effected by the board of directors must reduce the number of authorized shares as well as the number of outstanding shares. In addition, such share consolidation must increase the par value of the class of shares being consolidated at a rate inversely proportional to the decrease in the number of authorized shares. This is done so that the share capital, which is defined as the number of shares outstanding multiplied by the par value of such shares, remains equal before and after such transaction. We have revised the discussion of the impact of the share consolidation on share capital on pages 6, 24 and 83 to clarify this.

Mr. H. Roger Schwall

January 24, 2011

Risk Factors, page 10

General

21.	Please remove mitigating language from your risk factors disclosure. For example, and without limitation, we note in your Risk Factors section under the subcaption “Our business depends on domestic spending…” your statement that certain producers recently increased capital budgets and under the subcaption “We may be unable to maintain pricing…” your statement that pricing has increased in early 2010.

The Company respectfully points out that the language referred to in the above comment, rather than mitigating language, constitutes factual assertions about the Company’s current circumstances, which underpin the disclosure of the risks facing the Company. Additionally, the Company feels that the removal of the referenced passages could cause some of the statements in the Company’s risk factors to be misleading, especially, in light of prior disclosures containing similar risks in different historical factual contexts.

Currently, your rights as a shareholder of Forbes Bermuda…, page 10

22.	Rather than just providing a cross reference to another section of your Form S-4, please provide examples of the risks that are the bases for this risk factor. If appropriate, please describe such individual risks in separate risk factors.

In accordance with this comment, the risk factor entitled “Currently, your rights as a shareholder of Forbes Bermuda arise under Bermuda law….” on page 10 has been amended to include examples of the risks that are bases for this risk factor. While the Company believes that the cumulative impact of the changes in governing law and organizational documents may present a risk to its shareholders, the Company does not believe that any of these specific examples of risk are sufficiently material on their own to constitute a separate risk factor.

The dividend, liquidation and redemption rights…, page 10

23.	Please reference in this section the anticipated redemption date for your Series B Preferred Stock.

In accordance with this comment, the risk factor entitled “The dividend, liquidation and redemption rights of the holders of our Series B Preferred Stock may adversely affect our financial position and the rights of the holders of our common stock” on page 10 has been revised to include a reference to the mandatory redemption date of the Series B Preferred Stock.

We rely heavily on our suppliers…, page 14

24.	Please identify your two suppliers of potassium chloride.

In accordance with this comment, the risk factor regarding the Company’s reliance on its suppliers on pages 14 and 15 has been revised to include a reference to the identities of the Company’s suppliers of potassium chloride.

Mr. H. Roger Schwall

January 24, 2011

Our international operations could be adversely affected…, page 17

25.	We note your disclosure that you are “exploring possible foreign operations elsewhere.” Please revise your disclosure to identify these foreign jurisdictions, or tell us why you do not believe that such disclosure is required.

Subsequent to the filing of the Registration Statement, the Company has finalized an agreement for the use of two of its workover rigs in Colombia. We have revised the discussion of the Company’s foreign operations on pages 4, 17, 51 and 53 to reflect that fact.

The Conversion, page 22

Background and Reasons for the Conversion, page 22

26.	We note your disclosure that the conversion and share consolidation are subject to final board approval. With a view toward disclosure, please tell us why the board has only provided preliminary approval for you to take such actions.

The board of directors of the Company has decided to retain final approval of the transaction contemplated in the Registration Statement in order to provide the Company with flexibility in the event that the transaction ceases to be advantageous to the Company. The discussion of the reasons for the Conversion on page 22 has been revised to reflect this.

27.	We note your disclosure at page 24 that you will pay cash in lieu of issuing fractional shares. Please revise your disclosure to indicate exactly how and when such payment will be calculated.

In accordance with this comment, we have amended the discussion of the Share Consolidation and Share Conversion on page 24 in order to more clearly explain how and when payments will be made in lieu of issuing fractional shares.

Selected Historical Financial and Operating Information, page 26

28.	Your table currently presents two pro forma basic and diluted earnings per share figures, adjusted for different transactions. Although the footnotes to the table describe the basis for each pro forma earnings per share amount, both figures are labeled with the same line item description and presented in the table with one pro forma earnings per share figure indented under the other. We believe the current presentation should be revised to clarify why there are two pro forma amounts. Please revise the presentation and line item descriptions to more clearly delineate the differences between the two pro forma earnings per share amounts.

In accordance with this comment, we have amended the tables on page 8 and page 26, to clarify the two pro forma basic and diluted earning per share amounts being presented. The first amount will be presented by using the heading “Pro forma information giving effect to the Bermuda Reorganization.” The second pro forma amount will be presented by using the heading “Pro forma information giving effect to the Bermuda Reorganization and Share Consolidation.” We believe this delineates the differences between the two pro forma earnings per share amounts.

Mr. H. Roger Schwall

January 24, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

29.	Please describe in this section any known uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, and the potential impact of such uncertainties. For example, please discuss in this section the potential impact to your net sales, revenues or income from continuing operations in the event that your contract with PEMEX is not renewed, or tell us why such disclosure is not required. See Item 303(a)(3) of Regulation S-K. Please also refer to SEC Release No. 33-6835 (May 18, 1989).

In accordance with this comment, a discussion of the uncertainties facing the Company as a result the expiration of the PEMEX contract has been added to page 30 of Management’s Discussion and Analysis of Financial Condition and Results of Operations. This discussion contains information regarding the recent letter of intent and the current status of negotiations and the impact to the Company that would be caused in the event that the contract is not renewed.

Results of Operations, page 31

30.	Where two or more factors that contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, and without limitation, you state on page 31 that the increase in revenues from your well servicing segment was due to the increases in prices and rig hours for your well services. Please quantify the amount of change due to each of the reasons described.

In accordance with this comment, the Results of Operations section of the Registration Statement has been amended to quantify how various factors contributed to material changes to the Company’s operations. We amended the discussions of changes to revenues from the well servicing segment on pages 31 and 33 to quantify the amount of change to revenues due to change in rig hours and the amount due to customer prices. We have amended the discussions of changes to labor costs on pages 35 and 36 to quantify the amount of change to labor costs due to change in pay and the amount due to change in headcount. We also amended the discussion of other changes in the Results of Operations section of the Registration Statement to clarify the causes of such changes.

Mr. H. Roger Schwall

January 24, 2011

31.	If material, please quantify the effect on your results of operations caused by the PEMEX suspension that you reference at page 31.

In accordance with this comment, the discussion of the suspension of our PEMEX operations on page 31 has been amended to include quantitative information regarding the loss caused by the suspension and the costs for that period which the Company hopes to recover under its contract with PEMEX.

Liquidity and Capital Resources, page 38

32.	We note your disclosure at pages F-44 – F-46 regarding the “more significant” restrictive covenants in your indentures. Please provide such information in your discussion of liquidity and capital resources.

In accordance with this comment, the discussion of the Company’s indentures under Liquidity and Capital Resources on pages 40 and 41 of the Registration Statement has been amended to provide the requested information regarding certain restrictive covenants in such indentures.

33.	In this section, you initially state that you believe cash flows from operations will be adequate to meet your working capital requirements over the next twelve months. We note that your auditor has issued an opinion on the financial statements for the fiscal year ending December 31, 2009, assuming operations will continue as a going concern, with further disclosure provided in Note 1. Your disclosure in Note 1 states: “We project, based on current market conditions, that additional funding approximately of $15 million will be required during 2010 in order to meet our working capital requirements….” We understand this projected amount includes the requirements to repay interest and repurchase the Secured Senior Notes in 2010, which was subsequently completed. However, we believe your liquidity section should more clearly identify management’s conclusions and considerations as of December 31, 2009 and discuss why these conclusions have changed as of the current date to support the statement that cash from operations will be adequate to meet working capital requirements over the next twelve months.

In accordance with this comment, the discussion of liquidity and capital resources on page 38 of the Registration Statement has been amended to discuss in greater depth the conclusions of management as of December 31, 2009 with regard to the Company’s need to seek financing in order to meet working capital requirements and the factors, including the preferred stock offering consummated in May 2010 and improved industry conditions, which have caused management to conclude currently that the Company does not need to seek financing in order to meet its working capital requirements at this time.

Mr. H. Roger Schwall

January 24, 2011

34.	In connection with the preceding comment, we note your cash flows from operating activities, although positive for the three months ending September 30, 2010, were a net use of cash of approximately $3.5 million for the nine months ending September 30, 2010. We further believe your disclosure in the liquidity and capital resources section should reconcile cash flow used in operating activities through September 30, 2010 with your assertion that you expect cash flows from operations to provide adequate funding. Please revise your discussion to address these matters.

In accordance with this comment, the discussion of Liquidity and Capital Resources on page 38 of the Registration Statement has been amended to reconcile the Company’s statement that it believes that cash flows from operations will be sufficient to meet working capital requirements in the next twelve months with the fact that there was a net use of cash of $3.5 million for the nine month ending September 30, 2010. The revised language in this section discusses how this use of cash was largely due to increases in accounts receivable, a substantial amount of which was collected in December 2010. The Company projects that this current upward trend in cash flows will continue over the next twelve months, allowing the Company to meet its working capital requirements through cash flows from operations.

35.	On a similar matter, in the second paragraph, your discussion of liquidity states that certain current outstanding debt agreements impose significant restrictions that could limit your ability to obtain additional or replacement financing. However, Note 7 to the interim financial statements states that the First and Second Priority Notes restrict your ability to incur any additional debt under the restrictive covenants of both Indentures. Please expand the discussion of the impact of these covenants in your liquidity and capital resources section to more clearly state that currently, your debt agreements do not allow you to incur additional debt and therefore, you will be required to obtain additional financing through other markets.

In accordance with this comment, the discussion of Liquidity and Capital Resources on page 38 of the Registration Statement has been amended to add additional disclosure regarding the restrictions imposed by the Company indentures on the Company’s ability to incur indebtedness and the impact that such restrictions could have on the Company’s ability to obtain required financing.

Nominating and Voting Agreement, page 62

36.	Please revise your disclosure to describe all the material provisions of the nominating and voting agreement. In addition, please clarify how your present stock ownership structure affects the rights of the Founders under the agreement.

In accordance with this comment, the discussion of the Nominating and Voting Agreement on page 62 has been amended to include more information on the provisions of that agreement and how such provisions relate to the Founders under the Company’s current ownership structure.

Mr. H. Roger Schwall

January 24, 2011

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

37.	We note your disclosure at page 65 that you increased Mr. Cooper’s compensation “in order to ensure that Mr. Cooper’s compensation adequately reflects what is available in the market.” Please expand your disclosure to indicate how you ascertained such market compensation. For example, if you engage in benchmarking, please identify the benchmark and, if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee of the Company drew upon the general experience of its members, when determining that Mr. Cooper’s compensation should be increased in order to ensure it adequately reflected what was available in the marketplace. Accordingly, the discussion of this review on page 65 of the Registration Statement has been amended to clarify this process.

38.	We note your disclosure at page 66 in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

In connection with its annual report, the board of directors of the Company reviewed the compensation policies and practices of the Company and determined that such policies and practices are not reasonably likely to have a material adverse effect on the Company. Nevertheless, as the Company is not required to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company pursuant to the Securities and Exchange Commission’s Release No. 33-9089, the Company has removed its disclosure on page 66 to that effect.

39.	Please expand your disclosure to discuss your policies with respect to how you allocate between cash and non-cash compensation generally and in respect of each of your named executive officers. See Item 402(b)(iii) of Regulation S-K.

The Company does not have a formal policy for allocating between cash and non-cash compensation, generally or with respect to its named executive officers. Rather the compensation committee evaluates each element of compensation separately. The Compensation Discussion and Analysis on page 65 has been amended to reflect this.

Summary Compensation, page 66

40.	Please tell us why you have omitted compensation from your 2007 fiscal year. In that regard, we note that you provided such disclosure in your registration statement on Form S-4 (File No. 333-150853) that you filed on June 27, 2008.

Mr. H. Roger Schwall

January 24, 2011

In accordance with this comment, we have revised the summary compensation table on page 66 of the Registration Statement to include compensation information from the 2007 fiscal year.

Securities Act Restrictions on Resale of Forbes Texas Common Stock, page 99

41.	Please provide the basis for your disclosure suggesting that holders of Forbes Texas shares will be able to rely on Forbes Bermuda’s reporting history in respect of sales made in reliance on Rule 144.

The discussion of resale restrictions on the common stock of Forbes Texas on page 99 of the Registration Statement has been amended to clarify the Rule 144 requirements that must be met for exempt resales to be made pursuant to such rule.

Financial Statements and Related Information, page F-1

Note 1—Organization and Nature of Operations and Going Concern, page F-7

Nature of Business, page F-7

42.	We understand you have concluded the operating subsidiaries, CCF, TES and STT, meet the definition of a predecessor under Regulation C, Rule 405. Please tell us whether you considered if FES LLC is a predecessor to FES Ltd. In your response, please provide us with adequate details of your analysis to support your conclusion.

The Company considered whether FES LLC was a predecessor to FES Ltd as defined under Regulation C, Rule 405 and concluded it was not a predecessor to FES Ltd. On May 29, 2008, concurrent with its initial public offering, all of the members of FES LLC assigned 63% of their membership interests in FES LLC to FES Ltd in exchange for shares of FES Ltd’s Class B non-voting shares. Upon consummation of the initial public offering, FES Ltd contributed $120 million cash as additional capital to FES LLC, and FES LLC used those funds to redeem the remaining outstanding membership interests held by the members of FES LLC, other than FES Ltd. The result was that FES LLC and its subsidiaries became wholly-owned subsidiaries of FES Ltd. The purpose for the formation of the FES Ltd was to effect the initial public offering and in substance, no change in control structure occurred between FES LLC and FES Ltd. This transaction was accounted for as a transaction between entities under common control and deemed to be effective, for accounting purposes, as of January 1, 2008 in accordance with FASB ASC Topic 805-10-15-4(c ), 805-50-05-04 and 805-50-15-6.

43.	We note your disclosure indicating that CCF, TES and STT were considered to be under common control prior to the Delaware reorganization. However, you have also disclosed that these entities were under “common management.” Please describe the relationship between these entities prior to the Delaware reorganization and tell us why you considered these entities to be under common control.

Mr. H. Roger Schwall

January 24, 2011

Prior to the Delaware Reorganization, each of the three operating companies was owned in varying percentages by substantially the same individuals. Based on the fact that not one of these individuals owned a greater interest in each of the three companies than was owned by any of the other such individuals and on other factors, including the historical review of the financial results of the companies on a combined basis by senior management, how senior management was compensated, the authorized signers on various bank accounts of the companies, personal guarantees on debt of the various companies, utilization of borrowings under a loan agreement by the different entities, administrative functions of the companies, customer interface and sales force of the companies, CCF, TES and STT were deemed to be commonly managed entities as defined by FASB ASC Topic 810-10-20. For that reason they have been presented on a combined basis for the periods prior to the Delaware Reorganization on January 1, 2008.

We acknowledge that in the Annual Report on Form 10-K for the year ended December 31, 2009, the term “common control” was mistakenly used in Note 3 of the Notes to the Consolidated/Combined Financial Statements to describe this relationship. It should be noted that the appropriate terminology (“common management”) was disclosed in the Annual Report on Form 10-K for the year ended December 31, 2008. We have amended our financial statements for the year ended December 31, 2009 on page F-10 of the Registration Statement in accordance with the above comment and confirm that in future filings we will use the term “common management” when describing the relationship of CCF, TES and STT prior to the Delaware Reorganization.

44.	You have disclosed that CCF was identified as the accounting acquirer in the Delaware reorganization, and therefore, the net assets of CCF were carried over at historical cost under the guidance of FASB ASC Topic 805-40-25 and 805-40-30. We also understand the two other entities involved in the Delaware reorganization, TES and STT, were accounted for using purchase accounting, and a step-up in basis of their net assets was recorded as of January 1, 2008. You previously state the operations of CCF, TES and STT were held under common control prior to the Delaware reorganization, which is the basis for presenting combined financial statements for the periods prior to this reorganization. Therefore, it is unclear why you have applied purchase accounting to the net assets of TES and STT. If these entities were under common control immediately prior to the reorganization, it appears that the net assets of CCF, TES and STT would be accounted for at historical cost. Please tell us how you considered the guidance of FASB ASC Topics 805-10-15-4(c), 805-50-15-6 and 805-50-04. Your response should provide sufficient detail with references to the relevant accounting literature to support your conclusion.

As discussed in our response to comment #43, CCF, TES and STT were commonly managed entities whose financial statements have been presented on a combined basis for periods prior to the Delaware Reorganization effective January 1, 2008. Prior to January 1, 2008 CCF, TES and STT were not entities under “common control”. We acknowledge that in the Annual Report on Form 10-K for the year ended December 31, 2009, the term “common control” was mistakenly used in Note 3 of the Notes to the Consolidated/Combined Financial Statements to describe this relationship but the appropriate terminology (”common management”) was disclosed in the Annual Report on Form 10-K for the year ended December 31, 2008. We have amended our financial statements for the year ended December 31, 2009 on page F-10 of the Registration Statement in accordance with comment 43 and confirm that in future filings we will use the term “common management” when describing the relationship of CCF, TES and STT prior to the Delaware Reorganization.

Mr. H. Roger Schwall

January 24, 2011

Effective January 1, 2008, upon the formation of FES LLC, ownership of each of such three operating subsidiaries comprising our business was transferred to FES LLC by their equity investors in exchange for equity interests in FES LLC. This transaction was determined to be a business combination in accordance with ASC Topic 805-10-25-1. Although, FES LLC was the legal acquirer in the Delaware Reorganization, CCF was determined to be the acquirer for accounting purposes in accordance with ASC Topic 805-10-25-5. As a result of this determination, the net assets of CCF were carried over at historical cost while the net assets of TES and STT were accounted for using purchase accounting, and a step-up in basis of their net assets was recorded as of January 1, 2008.

45.	We note your disclosure stating that you used third party appraisers to assist in performing purchase price allocations. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

In accordance with this comment, we have amended Note 1 on page F-7 of the Registration Statement to delete reference to third party appraisers. We acknowledge that in the Annual Report on Form 10-K for the year ended December 31, 2009, Note 1 of the Notes to the Consolidated/Combined Financial Statements contained a reference to valuations performed by third party appraisers. We confirm that in future filings we will file appropriate consents for such outside valuation firms or we will refrain from referencing such firms.

Note 3—Summary of Significant Accounting Policies, page F-10

Fair Value of Financial Instruments, page F-11

46.	In accordance with FASB ASC Topic 820-10-50-2, please revise your disclosure of fair value of the Second Priority Notes here and per page F-46 to specifically identify the level with the fair value hierarchy in which your fair value measurements fall (i.e., Level 1, Level 2 or Level 3).

The Second Priority Notes are not carried at fair value in the financial statements as they are financial instruments under the scope of ASC topic 825-10 and are not within scope of ASC topic 820-10. As a result, the disclosure requirements of ASC topic 820-10-50-2 do not apply to the Second Priority Notes.

Mr. H. Roger Schwall

January 24, 2011

Exhibits and Financial Statement Schedules, page II-2

47.	Please provide the basis for not filing a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

We have added a list of the Company’s subsidiaries as Exhibit 21.1 to Registration Statement. We have also amended the descriptions of exhibits on pages II-2 and II-5 to include Exhibit 21.1.

48.	Please file an opinion regarding tax matters pursuant to Item 601(b)(8) of Regulation S-K, or tell us why you believe that such opinion is not required.

Item 601(b)(8) of Regulation S-K requires that an opinion supporting the tax matters and consequences to the shareholders described in the filing when such tax matters are material to the transaction for which the registration statement is being filed. As stated in the discussion of tax consequences on page 98 of the Registration Statement, the Company does not believe that the Texas conversion will have any material tax consequences to its shareholders. For this reason no opinion has been filed with the Registration Statement.

Undertakings, page II-3

49.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

In accordance with this comment, the undertakings listed in Item 22 on page II-3 of the Registration Statement has been revised to include the undertakings required by Item 512(a) of Regulation S-K.

Exhibit 5.1

50.	We note the assumptions in the legality opinion with respect to Forbes Bermuda and the laws of Bermuda. Please tell us why such assumptions are necessary and appropriate.

Pursuant to Section 10.102 of the Texas Business Organizations Code, a non-code organization (which would include a Bermuda exempt company) may convert into a Texas corporation provided that (i) such non-code organization must first take any action that may be required for conversion under the laws of the organization jurisdiction of formation and the organization’s governing documents and (ii) the conversion must be permitted by the laws under which the non-code organization is organized or by its governing documents, which may not be inconsistent with such laws. Therefore, in order to obtain a Texas law opinion regarding the Texas conversion, it is necessary to make certain assumptions regarding Bermuda law and the Company’s existence and authorization under Bermuda law. Further, as the conversion is an event that has not yet occurred, it is necessary to make certain assumptions regarding the proper filing of the organizational documents of Forbes Texas before giving an opinion with respect to the effectiveness of the conversion. For these reasons, we believe these assumptions are both necessary and appropriate.

Mr. H. Roger Schwall

January 24, 2011

Form 10-K for Fiscal Year Ended December 31, 2009

Controls and Procedures, page 67

Changes in Internal Control over Financial Reporting, including Remediation of Certain Material Weaknesses, page 68

51.	It does not appear that management’s annual report on internal control over financial reporting includes a statement identifying the framework used to evaluate the effectiveness of your internal control over financial reporting. Please revise or advise. Refer to Item 308(T)(a)(2) of Regulation S-K.

The Company’s management based its evaluation of the effectiveness of its internal control over financial reporting on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Page 68 of the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 has been amended to include a reference to this framework.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Exhibit 32—Section 906 Certifications

52.	We note that the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act make reference to your Form 10-Q for the quarter ended June 30, 2010 (i.e., rather than the quarter ended September 30, 2010). Please revise.

In accordance with this comment, we have amended the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act so that they correctly refer to the Report on Form 10-Q for the quarter ended September 30, 2010.

* * * * * * * *

As requested in your December 17, 2010, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

January 24, 2011

* * * * * * * *

Should you have any additional questions, please contact me by phone at (361) 664-0549, fax at (361) 664-0599 or e-mail at mcooper@ForbesEnergyServices.com. We will be pleased to provide any additional information that may be necessary.

Sincerely,

FORBES ENERGY SERVICES LTD.

/s/ L. Melvin Cooper L. Melvin Cooper
Senior Vice President, Chief Financial Officer and Assistant Secretary

cc	H. Roger Schwall
Assistant Director

R. Clyde Parker, Jr., Esq.
Winstead PC
(281) 681-5901 (fax)